

June 6, 2024

Douglas Lebda
Chief Executive Officer
LendingTree, Inc.
1415 Vantage Park Dr., Suite 700
Charlotte, North Carolina 28203

> **Re: LendingTree, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 29, 2024**
> **File No. 001-34063**

Dear Douglas Lebda:

We have reviewed your May 30, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 3, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Results of Operations, page 33

1. We note that in response to prior comment one, regarding our request that you provide disclosure to clarify the manner by which you define user base and how the measure compares to the number of users that are associated with revenues for each period, you propose to indicate that user base reflects users with an active account.

   Please further revise your proposed disclosure to clarify the extent to which users reflected in your measure of user base have contributed to revenues for each period.

2. We have read your response to prior comment two, regarding our request that you provide meaningful and comparative quantification of material non-financial revenue generating metrics (e.g. underlying revenues from match fees, click and phone transfer fees, closing fees, approval fees, and service and subscription fees).

You indicate that revenues associated with these metrics are unknown, in stating that "management does not report internally the portions of overall revenue or revenue by product or segment represented by the various monetization methods...," although you do not address the availability of the non-financial information and it is unclear whether your representation pertains to the revenue amounts generally, or is limited to the portions that such amounts would represent of various other amounts.

We see that you provide disclosure on page 40, concerning the changes in revenues from personal loan products and credit card products, and attribute the changes "to a decrease in the number of consumers completing request forms and in revenue earned per consumer," and "to a decrease in the number of clicks and a decrease in revenue earned per click."

Please clarify for us whether you are representing that you are unable to quantify the key metrics underlying revenues, the revenues reported based on such metrics, or both; and explain to us how you were able to establish correlation between the changes in revenues referenced on page 40 and the number of request forms and clicks.

If the non-financial metrics are available tell us how you determined that providing this disclosure on a comparative basis would not enhance a readers understanding of your results of operations, as suggested in your response, considering the correlation with revenues and your narratives that appear to reference this activity.

3. We note that in response to prior comment two you propose to disclose percentage changes in prices and volumes. For example, you state that revenue from your mortgage products decreased $120.8 million, or 67%, to $58.7 million in 2023 from $179.4 million in 2022, *primarily due to a 45% decrease in the number of consumers completing request forms and a 40% decrease in revenue earned per consumer.*

However, it is unclear from your disclosure as to how much of the $120.8 million decrease in revenue was attributable to i) the the reduction of consumers completing request forms and ii) to the reduction of revenue earned per customer. Please refer to Item 303(b)(2)(iii) of Regulation S-K, as it pertains to material changes in revenues; this requires that you provide disclosure to describe "the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services." In other words, for each revenue category exhibiting a material change, you should report the extent to which the revenue variances are attributable to changes in prices and separately, to changes in volumes or to the introduction of new products or services.

For example, with regard to the reduction in revenues from mortgage products, quantify the amounts that are attributable to (i) the 45% decrease in consumers completing request forms and (ii) the 40% decrease in revenue per customer.

       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Energy & Transportation